Mail Stop 3561

May 27, 2010

Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
One Design Center Place
Suite 850
Boston, MA 02210

>   **Re: The Boston Beer Company, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 26, 2009**
>   **Filed March 9, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 12, 2010**
>   **File No. 001-14092**

Dear Mr. Roper:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 26, 2009

1.   We note the statement on page 69 regarding the company's conclusion that your disclosure controls and procedures were effective "to provide a reasonable level of assurance that the information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the requisite time periods." Revise future filings, to the extent you retain some of the definition of disclosure

controls and procedures, to refer to the entire definition.

Item 15. Exhibits and Financial Statement Schedules

2.   We note that portions of Exhibits 10.20, 10.21, 10.22, 10.24, 10.26, 10.28, 10.29,
        10.30, 10.33, 10.37, 10.38, 10.39, 10.40, 10.42, 10.43, 10.46, 10.47, 10.50, 10.53,
        10.58, 10.59, 10.60, and 10.61 have been omitted pursuant to an application for an
        order granting confidential treatment. Please file with your next Exchange Act
        report a complete copy of each exhibit that is no longer subject to an order
        granting confidential treatment.

Definitive Proxy Statement on Schedule 14A

General

3.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please
        describe the process you undertook to reach the conclusion that disclosure is not
        necessary.

How Executive Pay Levels are Determined, page 14

4.   We note that your compensation committee "applied the knowledge gained
        through [a benchmarking executive compensation study] in evaluating executive
        compensation for 2009." Please revise future filings to clarify how you use
        benchmarking in setting compensation, and include the identity of the companies
        that comprise the benchmark group. Refer to Item 402(b)(2)(xiv) of Regulation
        S-K. Also, please disclose where actual payments fall within targeted parameters,
        as appropriate. To the extent actual compensation was outside a targeted
        percentile range, include an explanation of the reasons for this. Please submit a
        letter that either provides draft language for the future filing or provides a
        confidentiality argument based on substantial competitive harm.

Compensation of the Chief Executive Officer, page 15

Compensation of Chairman, page 16

Compensation of Executive Officers Other than the CEO and Chairman, page 17

5.   It does not appear that you have provided quantitative disclosure of all of the
        terms of the necessary targets to be achieved for your named executive officers to
        earn their annual bonus. In future filings, please disclose the specific performance
        targets used to determine incentive amounts or provide a supplemental analysis as
        to why it is appropriate to omit these targets pursuant to Instruction 4 to Item
        402(b) of Regulation S-K. In addition, we note your disclosure on page 13 that
        part of this compensation is based upon qualitative measures. Please note that

qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please submit a letter that either provides draft language for the future filing or provides a confidentiality argument based on substantial competitive harm.

6. Also, with respect to disclosure on page 13 and elsewhere regarding non-equity compensation that appears to be based on performance targets, it is unclear why you do not present this compensation under column (g) of the Summary Compensation Table. Similarly, it is unclear why you do not include such grants in the Grants of Plan-Based Awards table. Please revise future filings or advise.

*****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director